At Your Home LLC
Statement of Changes in Members' Equity
From October 16, 2019 to December 31, 2019
(Unaudited)

	Membership Interest Units		Accumulated Earnings	Total Members' Equity
	Unit	Amount		
Balance, December 19, 2019	2,700,000	$ -	$ -	$ -
Net income			-	$ -
Balance, December 31, 2019	2,700,000	-	-	-